

June 9, 2011

Via E-Mail
John De Meritt, Chief Executive Officer
Francesca's Holdings Corporation
c/o Francesca's Collections, Inc.
3480 W. 12th Street
Houston, TX 77008

> **Re: Francesca's Holdings Corporation**
> **Amendment 1 to Form S-1**
> **File No. 333-173581**
> **Filed May 24, 2011**

Dear Mr. De Meritt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 40

1.   We partially reissue comment 10 of our letter dated May 16, 2011. Please clearly disclose the amount of proceeds that will be used to repay amounts outstanding under the existing credit facility to the affiliates of the underwriters on an aggregate basis, in addition to the individual disclosure.

Management's Discussion and Analysis, page 49

2.   We note your response to comment 21 of our letter dated May 16, 2011, and we reissue it in part. Your revised disclosure on page 62 provides an estimated range of $13.5 million to $14.3 million for capital expenditures needed to open 75 new boutiques in 2011, but does not appear reflect your estimated tenant allowances. Please revise to clarify the timing of your expected tenant allowances and whether they affect the amount of capital needed to open your new boutiques in 2011. Also, please discuss the reasons for the

increase from the $155,000 cost in your new boutique operating model and the $170,000 average cost in 2010 and the current estimate for average cost in 2011 of between $180,000 and $190,000. Clarify whether you expect these costs to continue to increase in the future years and whether this will impact your expansion plans and pay back and return on net investment calculations. We also note the revised figures on page 62 are also inconsistent with pages 50 and 83. Please reconcile.

Liquidity and Capital Resources, page 60

3.   We note in your response to comment 20 of our letter dated May 16, 2011 that you revised page 62 to include an assessment of your ability to meet your long term cash needs; however we could not locate your revised disclosure. Please further revise to include such disclosure or tell us where it is located.

Investing Activities, page 62

4.   We note that the average cost of the leasehold improvements, furniture and fixtures for new boutiques opened in fiscal year 2010 was $170,000 exclusive of tenant allowances. We further note that you anticipate that the average cost of leasehold improvements, furniture and fixtures for new boutiques planned to open in fiscal year 2011 will be approximately $180,000 - $190,000 per boutique, before tenant allowances of $70,000 to $80,000. It appears to us that you expect the average cost for new boutiques to be significantly less in fiscal 2011 compared to fiscal 2010. Please confirm our understanding and, if so, revise to disclose the reason(s) for the average cost decrease and the expected impact on your liquidity or capital resources.

Existing Senior Secured Credit Facility, page 63

5.   We partially reissue comment 22 of our letter dated May 16, 2011. Please provide a more detailed discussion of the material terms of the existing credit facility, since there is no guarantee the company will repay the entire existing credit facility. For instance, clarify that the financial ratios on page 64 decrease over the term of the credit facility. In addition, please disclose the company's ratios as of the most recent financial statements..

New Revolving Credit Facility, page 65

6.   We note that the names of parties who unconditionally guarantee of all obligations under the new revolving credit facility are left blank on the second paragraph of page 66. Please confirm to us that you will include such disclosure in a future amendment.

Stock-based Compensation, page 69

7.   We note your revised stock-based compensation disclosures in response to comment 23 and 24 of our letter dated Mary 16, 2011. Please revise to further describe the methodologies used in determining the fair value of the underlying common stock for the

April 2008, October 5, 2009, March 2010, May 2010, and July 2010 grants. In this regard, we note that you disclose the factors that were specifically considered at each grant date without describing the methodologies used in the underlying valuation analyses. Also disclose the qualitative factors considered in determining the 41% and 44% marketability discounts used for the January 31, 2009 and October 31, 2009 third-party valuation studies, respectively.

8.   Please revise to further describe the changes in assumptions or intervening events that occurred between the following dates and how they impacted the per share value:

   a.   April 2007 BGCP acquisition ($1.43 per share) and January 31, 2009 valuation study ($0.34 per share),

   b.   January 31, 2009 valuation study ($0.34 per share) and October 31, 2009 valuation study ($3.01 per share), and

   c.   October 31, 2009 valuation study ($3.01 per share) and February 2010 CCMP acquisition ($6.13 per share).

9.   In addition, to the extent that the estimated IPO price is substantially in excess of the December 2010 per share price of $10.19 also discuss the significant factors contributing to the difference.

10.   We note on page 70 that you have granted options to acquire 1,006,000 shares of your common stock under the 2007 plan. Please tell us the grant date(s) and exercise prices of the remaining options to acquire 500,000 shares that are not disclosed.

Business, page 76

11.   We note your response to comment 26 of our letter dated May 16, 2011, and we reissue it in part. Please revise to provide a brief description of the indemnification rights in the Stockholders' Agreement that will survive of the completion of this offering.

12.   We note your response to comment 29 of our letter dated May 16, 2011, and we reissue it in part. Please revise to clarify what you mean by "KJK assists us in the design and sourcing of apparel items," as disclosed on page 81. It is unclear whether you purchase apparel items from KJK Trading or if they act as a broker or agent with other vendors.

13.   We reissue comment 30 of our letter dated May 16, 2011. Please revise to clarify the basis for your belief that your new boutiques will have similar economics as your recent history of delivering first year returns in excess of 150% and paybacks in less than one year. In particular, please discuss how your rapid growth plans affect your boutique economics as the market becomes more saturated with retail stores and products. Also, please address whether your anticipated tenant allowances are sustainable over the long term.

14.   We note your response to comment 32 of our letter dated May 16, 2011, and we reissue it in part. Please revise this section to clarify what you mean by a "Non-Mall" location. In addition, please discuss in this section any risks associated with the locations of stores.

15.   We note your responses to comments 34 and 35 of our letter dated May 16, 2011, and we reissue them in part. Please revise to provide a more detailed description of the competitive conditions or competitors in your various product categories.

Management, page 88

16.   We partially reissue comment 37 of our letter dated May 16, 2011. Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. De Merritt and Gill should serve on your board, in light of your business and structure, as required by Item 401(e) of Regulation S-K.

17.   We note your response to comment 38 of our letter dated May 16, 2011, and we reissue it in part. Please revise to clarify in your management section that your management is not required to offer business opportunities to the Company of which they become aware pursuant to the terms of the amended and restated certificate of incorporation. In addition, please revise to clarify the extent of the risk that CCMP or any member of management may pursue an investment opportunity contrary to the interests of or in competition with Francesca. For example, please clarify whether CCMP has any other retail portfolio company that may compete with the Company for any investment opportunity.

Certain Relationships and Related Party Transactions, page 121

18.   We note your response to comment 47 of our letter dated May 16, 2011, and we reissue it in part. Your revised disclosure on page 124 references approval of related party transactions by your audit committee, which is inconsistent with your disclosure in the last sentence of page 93. Please revise to reconcile.

Exhibits

19.   We partially reissue comment 59 of our letter dated May 16, 2011. Please file exhibit 10.2 in its entirety. To the extent that the exhibits were delivered in final form, rather than a form of the agreement, such as the perfection certificate, please file in the complete format or advise. In addition, Schedule 3.1(a) refers to documents that are not filed with this exhibit. Please file in its entirety or advise. We also note that exhibit 10.23 has not been filed in its entirety.

20.   Please file your lender commitment letter and term sheet as an exhibit.

Index to Consolidated Financial Statements, page F-1

21.   Please update your financial statements, as applicable, pursuant to Rule 3-12 of
        Regulation S-X.

        You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you
have questions regarding comments on the financial statements and related matters. Please
contact Edwin Kim at (202) 551-3297 or Pamela Howell at (202) 551-3357 with any other
questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director